Frontier Nuclear Nears Maiden Mineral Resource Estimate at Engo Valley as

U.S. Accelerates Nuclear Fuel Cycle Strategy

Winnipeg, Manitoba - May 18, 2026 - Frontier Nuclear and Minerals Inc. (Nasdaq:FNUC) ("Frontier"), a nuclear fuel cycle company, provides an update on its Engo Valley uranium project ("Engo Valley") in Namibia, the world's third largest uranium producing country.  Frontier is on track to issue its maiden mineral resource estimate for Engo Valley by mid-Q3 2026, and will establish the foundation for future exploration and development work to position Engo Valley as a potentially strategic uranium asset.

Highlights

  Maiden Mineral Resource Estimate (MRE) on track for mid-Q3 2026 completion, representing a significant milestone for Engo Valley and Frontie

  Namibia is the third largest Global Uranium Producer, with three operating uranium mines, and is regarded as a premier global mining jurisdiction

  U.S. designates uranium as a Critical Mineral as it imports 95% of its uranium, including enriched uranium from Russia, highlighting the necessity and value of uranium imports from countries like Namibia

  U.S. Administration's aggressive policies to quadruple U.S. nuclear capacity by 2050, potentially increasing U.S. uranium demand from approximately 47 million pounds to approximately 190 million pounds per year

  U.S. Department of Energy and Department of War, tasked with building a domestic nuclear fuel cycle by utilizing Defence Production Act authorities to invest and support all sectors of the nuclear fuel cycle

CEO Commentary

"We believe current geopolitical and energy security trends are driving a re-rating of uranium assets in stable mining jurisdictions.  A global focus on critical minerals needed to ensure energy and national security continues to underpin this re-rating," said Frank Wheatley, CEO of Frontier.  "The U.S. Administration is aggressively pursuing development of all sectors of the nuclear fuel cycle and is investing billions of dollars to build out a secure U.S. domestic supply chain.

The maiden mineral resource estimate for Engo Valley is expected to establish the foundation for Engo Valley to potentially become a strategic uranium development asset in Namibia and we believe Engo Valley has the geologic potential to add to Namibia's globally important uranium production," continued Mr. Wheatley.

Engo Valley - Maiden Mineral Resource Estimate

Maiden Mineral Resource Estimate

With all assay results now in hand from the Phase 2 drill program, Frontier can proceed to finalize the maiden mineral resource estimate (the "MRE") on Engo Valley in accordance with Subpart 1300 of Regulation S-K.  The MRE is scheduled for completion by mid-Q3 2026.

4.8km wide palaeochannel
D1 North
Main Uranium Occurence
0
750
1,500 m
SNOW LAKE
ENERGY

EV Geology_region
- Shifting dunes
- Windblown sand, fixed
- Dry river bed and river terrace
- Sand and gravel terrace, pedogenic calcrete,yellow
- Sills and dykes of dolerite
- Mudstone, siltstone, sandstone, grit, conglomerate,
- Metasediment, gneiss and granite

Engo Valley Drilling
- Historical

Engo Valley Drilling (2024-2025)
- DD
- RC
- Paleochannel unconformity
- Engo Valley_Major Lineaments (Inferred)
- Engo Valley_Lineament (Inferred) Analysis

Figure 1 - Engo Valley Drill Program 2024 - 2025

Phase 2 Drill Program - 2025

The Phase 2 drill program was completed during 2025 and consisted of a total of 5,565 meters in 57 drill holes.  A total of 2,760 meters of reverse circulation drilling in 33 drill holes, and 2,805 meters of diamond drilling in 24 drill holes, were completed on the MUO and D1 target areas.  Downhole radiometrics were completed on each drill hole with a gamma spectrometer probe, and a total of 1,237 samples were sent for chemical assay.

Uranium mineralization remains open along strike at the MUO and D1 target areas.  The objective of the Phase 2 drill program was to develop a drill data base sufficient to calculate an MRE for Engo Valley.  A map showing the drilling completed by Frontier in 2024 and 2025, together with historical holes drilled by Gencor in the 1970's is set out in Figure 1.

Next Phase of Exploration

While the MRE is being finalized, Frontier is planning the next phase of exploration at Engo Valley.  It is anticipated that additional exploration and drilling will be completed on the MUO and D1 areas of Engo Valley, as well as initial geological mapping and sampling of areas in the far northern, and southernmost parts of Engo Valley, both identified as prospective targets by the radon cup survey completed by Frontier in 2024.

U.S Focus on Building a Domestic Nuclear Fuel Cycle

Nuclear Executive Orders

The U.S. Administration issued four Executive Orders in May 2025 (the "Nuclear Executive Orders"), designed specifically to accelerate the deployment of nuclear energy in the U.S. and setting an objective of quadrupling U.S. nuclear capacity to 400 gigawatts by 2050.  The collective purpose of the Nuclear Executive Orders is to squarely focus the U.S. on energy independence and security.  To achieve this, the U.S. Administration is prioritizing nuclear energy and the nuclear supply chain, with particular emphasis on domestic aspects of the supply chain.

Uranium Critical Mineral Designation

On November 7, 2025, the U.S. Geological Survey, on behalf of the Secretary of the Interior, published the Final 2025 List of Critical Minerals, adding uranium following recommendations from the Department of Energy and the Department of War.  This designation recognizes uranium's strategic importance to both civilian energy and U.S. defense capabilities.  This designation may enable qualifying uranium projects to access government loan programs, grant funding, and FAST-41 streamlined permitting pathways, and clearly signals U.S. federal policy intent to address an import dependence that currently exceeds 95%.

Demand Signal for Uranium

Quadrupling U.S. nuclear capacity by 2025 will increase annual U.S. uranium requirements from approximately 47 million pounds to roughly 190 million pounds per year.  This pending uranium supply gap is significant, will not be filled by U.S. domestic uranium producers, resulting in continued reliance on uranium imports from allied jurisdictions such as Namibia.

DOE Investment in Uranium Enrichment

In January 2026, the U.S. Department of Energy announced USD$2.7 billion in task orders over the next decade to restore U.S. domestic uranium enrichment capacity.  This investment is one example of the U.S. Administration providing funding to accelerate the build out of domestic U.S. capacity across the entire nuclear fuel cycle.

About Frontier Nuclear and Minerals Inc.

Frontier Nuclear and Minerals Inc. is focused on building a U.S.-based nuclear fuel cycle platform through uranium exploration and development assets, together with targeted investments in enrichment and reactor technologies.  Frontier continues to evaluate opportunities in the nuclear fuel cycle that align with its long-term strategic objectives.

For more information, visit: www.frontiernuclear.com

Forward-Looking Statements:  This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Frontier Nuclear and Minerals Inc., the timing and outcome of the maiden mineral resource estimate for the Engo Valley uranium project, the future of the Engo Valley uranium project, anticipated uranium demand, U.S. federal nuclear policy and funding initiatives, and Frontier Nuclear and Minerals Inc.'s strategic positioning.  References to third-party statements, including industry estimates of future uranium demand and statements made by government agencies, are included for context and are not adopted by Frontier Nuclear and Minerals Inc. as projections of its own results.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Frontier Nuclear and Minerals Inc.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Frontier Nuclear and Minerals Inc. undertakes no duty to update such information except as required under applicable law.

For Further Information:

Frank Wheatley	Investor Relations
Chief Executive Officer	ir@frontiernuclear.com
fw@frontiernuclear.com	www.frontiernuclear.com